------------------------------------
                                                         OMB APPROVAL
                                            ------------------------------------
                                            OMB Number:                3235-0145
                                            Expires:            October 31, 2002
                                            Estimated average burden
                                              hours to perform............ 14.90
                                            ------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                            EMPYREAN BIOSCIENCE, INC.
                         ------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                   29245E103
                                 --------------
                                 (CUSIP Number)


                               Sara Gomez de Ferro
                      President and Chief Executive Officer
                      International Bioscience Corporation
     777 South Flagler Drive, Phillips Point Building, East Tower, Suite 909
                         West Palm Beach, Florida 33401
                                 (561) 366-8901
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 9, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 29245E103                                           Page 2 of 5 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    International Bioscience Corporation
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Florida
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     595,062
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     5,226,000
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       5,821,062
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     None
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,821,062
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 29245E103                                           Page 3 of 5 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

     This statement relates to shares of Common Stock, no par value, of Empyrean Bioscience, Inc. (Empyrean). The principal executive office of Empyrean is located at 23800 Commerce Park Rd., Suite A, Cleveland, Ohio 44122.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The person filing this statement is International Bioscience Corporation (IBC), a Florida corporation.

     (b) Principal offices of IBC are located at 777 South Flagler Drive, Phillips Point Building, East Tower, Suite 909, West Palm Beach, Florida 33401.

     (c) The principal business of IBC is the development, licensing, sales and distribution of revolutionary breakthrough products that it believes will change the medical world and people's lives everywhere.

     (d) During the last five years, IBC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, IBC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Joint Venture Agreement between IBC and Empyrean dated August 9, 2000, IBC received 5,000,000 shares of Empyrean common stock in exchange for forgoing the payment by Empyrean of any further minimum guaranteed royalties under a licensing agreement entered into on April 29, 1997 and amended in February 1998. Such minimum guaranteed royalties would have totaled $13,657,000 for the seven years remaining in the initial term of the agreement and $46,311,000 in the first ten-year renewal term. As part of the settlement of all outstanding legal disputes between the two companies, a new licensing agreement was entered into on August 9, 2000 that requires Empyrean to pay royalties to IBC equal to 5% of net sales in the United States.

     IBC also entered into a Nonqualified Stock Option Agreement with Empyrean dated August 9, 2000 wherein IBC received options to purchase 2,226,000 shares of Empyrean Common Stock, having an exercise price of $0.83 per share and vesting based upon IBC's completion of critical strategic milestones. Options to acquire 226,000 shares are currently exercisable.

     Prior to August 9, 2000, IBC acquired 476,050 shares of Empyrean common stock and 119,012 warrants to acquire Empyrean common stock. The warrants are exercisable at a price of $0.50 per share.

ITEM 4. PURPOSE OF TRANSACTION

     The sole purpose of the acquisition of the Common Stock reported herein is investment.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 29245E103                                           Page 4 of 5 Pages
---------------------                                        -------------------

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         IBC's beneficial ownership of Empyrean Common Stock as of the date hereof is as follows:

                                                     Dispositive Power          Voting Power
                       Number of   Percentage        -------------------    -------------------
  Security              Shares      of Class           Sole      Shared      Sole       Shared
  --------              ------      --------           ----      ------      ----       ------
Common Stock           5,000,000     12.0%          5,000,000      0             0     5,000,000
                                                                                      (see Item 6.)
Common Stock             476,050      1.1%            476,050      0       476,050             0

Warrants to Purchase
Common Stock             119,012      0.3%            119,012      0       119,012             0

Exercisable Options to
Purchase Common Stock    226,000      0.5%            226,000      0             0       226,000
                                                                                      (see Item 6.)
Total Beneficial
Ownership              5,821,062     14.0%          5,821,062      0       595,062     5,226,000

     Beneficial ownership is calculated based on 41,325,741 shares of Empyrean Bioscience, Inc. Common Stock issued and outstanding as of the date of this statement under Rule 13d-3(d) of the Securities Exchange Act of 1934. Shares subject to unexercised options, warrants, rights or conversion privileges exercisable within 60 days of the date of this statement are deemed outstanding for the purpose of calculating the number and percentage owned by IBC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     IBC entered into a Voting Agreement with Lawrence D. Bain, Chairman of the Board of Directors of Empyrean, wherein Mr. Bain has been granted an irrevocable proxy to vote the shares issued to IBC pursuant to the Joint Venture Agreement as well as any shares which may be issued to IBC resulting from the exercise of options under the Nonqualified Stock Option Agreement. IBC is free to sell the shares and any shares resulting from the exercise of options in accordance with applicable securities laws. Such shares sold will not be subject to the voting agreement unless a certain volume of share sales is exceeded by IBC within a 90-day period. Should Mr. Bain cease to be a director of Empyrean, he will be succeeded by the then current chairman of the board of directors of Empyrean, provided, however, that Mr. Bain grant an irrevocable proxy to vote his shares to his successor. At the time Mr. Bain ceases to be a director of Empyrean, should he elect not to assign his rights to his successor under an irrevocable proxy or should his total share ownership of Empyrean shares be less than his ownership as of August 9, 2000, the date the agreement was executed, the voting agreement shall be null and void.

ITEM 7. EXHIBITS

     10.1 Voting Agreement

     10.2 Nonqualified Stock Option Agreement

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 29245E103                                           Page 5 of 5 Pages
---------------------                                        -------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.


August 24, 2000                            /s/ Sara Gomez de Ferro
---------------                            -------------------------------------
    (Date)                                 Sara Gomez de Ferro
                                           President and Chief Executive Officer